STRATOS RENEWABLES CORP.

3535 Executive Terminal Drive

Henderson, Nevada 89052

February 28, 2022

Via Edgar Correspondence

Tyler Howes

Staff Attorney

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Stratos Renewables Corp

Amendment No. 1 to Registration Statement on Form 10-12G Filed

February 17, 2022

File No. 000-53187

Dear Mr. Howes:

We have received your correspondence dated February 22, 2022. We have addressed your comments by reproducing them in bold and italicized below and providing our response immediately thereafter.

Amendment No. 1 to Form 10-12G filed February 17, 2022

Our CEO and President has voting control through his ownership of the Series B preferred stock..., page 7

1.	Please quantify the percentage of the vote held by Mr. Sharp and describe the conflict of interest that you allude to in the risk factor caption.

Response: We have quantified the percentage of the vote held by Mr. Sharp. We have revised the conflict of interest language to make clear that in light of the voting control held by Mr. Sharp the minority shareholders may be unable to exert any influence over management and significant corporate actions.

Security Ownership of Certain Beneficial Owners , page 13

2.	We note your response to prior comment 1. Your table on page 13 continues to combine the common stock and Series B preferred stock held by all the directors and officers as a group. Please further revise your table to separate the classes of shares as you disclose on page 17 that the series B preferred shares are not convertible into common stock.

Response: We have revised the table to separate the classes of shares of the common stock and Series B preferred stock.

3.	Your table is inconsistent with information provided on page 17. For example, it indicates that the 300,000 shares of preferred stock held by Mr. Sharp is 92.7% of the shares outstanding preferred stock, while page 17 indicates that there are 300,000 shares of series B outstanding and no shares of Series A preferred stock outstanding. Please revise your table to calculate the percentage of class based on the total number of shares of the class outstanding. Please disclose the percentage of voting represented by each class in a footnote to the table.

Response: We have revised the table to calculate the percentage of class based on the total number of shares of the class outstanding and added a column to clarify the voting power associated with the different classes of stock

Tyler Howes

February 28, 2022

Item 13. Financial Statements and Supplementary Data, page 20

4.	Please revise the Form 10 to include the required audited, annual financial statements for the year ended December 31, 2021. Refer to Article 8-08 of Regulation S-X. The Form 10 goes effective by lapse of time 60 days after the original filing date pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. To the extent you are unable to update your financial statements prior to effectiveness, please withdraw the Form 10 and re-file a new Form 10 that is in compliance with this comment.

Response: We will be providing audited financial statements as soon as the audit is completed which is expected to be no later than March 8, 2022. Given the shell status of the Company, there has been very little activity other than the issuance of shares as disclosed in the Form 10 and payment of certain operating expenses and state filing fees during its fiscal year ended December 31, 2021.

If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Esq., estern@cm.law, (301) 910-2030. If you cannot reach him, please contact the undersigned at george@george-sharp.com.

Sincerely,

/s/ George Sharp
George Sharp

cc: Ernest Stern, Esq.